UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of September 2012
GRUPO AEROPORTUARIO DEL SURESTE, S.A.B. de C.V.
(SOUTHEAST AIRPORT GROUP)

(Translation of Registrant’s Name Into English)

México

(Jurisdiction of incorporation or organization)

Bosque de Alisos No. 47A– 4th Floor
Bosques de las Lomas
05120 México, D.F.

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F x	Form 40-F ____
(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
Yes ____	No x
(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .)

In Mexico ASUR Lic. Adolfo Castro (52) 5552-84-04-08 acastro@asur.com.mx	In the U.S. Breakstone Group Susan Borinelli (646) 330-5907 sborinelli@breakstone-group.com

For Immediate Release

ASUR ANNOUNCES UPDATES ON LMM AIRPORT IN SAN JUAN, PUERTO RICO

México D.F., September 12, 2012 Grupo Aeroportuario del Sureste, S.A.B. de C.V. (NYSE:ASR; BMV:ASUR), (ASUR) the first privatized airport group in Mexico and operator of Cancún Airport and eight other airports in southeast Mexico, today announced several recent developments regarding its investment in Aerostar Airport Holdings (“Aerostar”).  Aerostar is a joint venture between ASUR (through its Cancún Airport subsidiary) and Highstar Capital IV, which has entered into a 40-year lease (the “Lease”) for the Luis Muñoz Marin (“LMM”) Airport in San Juan, Puerto Rico.  As previously disclosed, the closing of the Lease remains subject to a number of conditions precedent, including the award of a Part 139 operating certificate by the Federal Aviation Administration (FAA).

The Puerto Rico Ports Authority (the “PRPA”) submitted an application to the FAA for approval of the Lease under the FAA’s Airport Privatization Pilot Program.  Following publication of the notice in the Federal Register that the application has been received, the FAA will open the application to public comment for a period of 60 days (which may be extended and which includes a public meeting), after which time the FAA will make its determination as to whether approve the application.  Aerostar has also begun discussions with the FAA regarding its application for a Part 139 operating certificate.

Furthermore, Aerostar has continued to develop its debt and equity financing structure.  As previously disclosed, ASUR and Highstar Capital IV have each committed to make capital contributions to Aerostar in an amount equal to 50% of the upfront leasehold fee due under the Lease (which leasehold fee is $615 million, subject to certain adjustments), plus any costs related to the closing of the Lease, less, in each case, 50% of any debt incurred by Aerostar to pay these amounts.  Aerostar has received financing commitments from a syndicate of international and Puerto Rican banks for a term loan of up to $350 million of the upfront leasehold fee, a term loan of $50 million for capital expenditures and a $10 million revolving credit facility.  Each of the loans would be secured by a pledge of substantially all of Aerostar’s assets, as well as a pledge of ASUR’s and Highstar Capital IV’s interests in Aerostar.  In addition to such financing, ASUR has committed to lend Aerostar up to $100 million to fund the payment of the upfront leasehold fee due under the Lease, which is subject to adjustment based on the amount of third party financing available to Aerostar.  The commitment for this loan provides that it would be subordinated to senior indebtedness, bear interest at LIBOR plus 2.00% and be required to be repaid by Aerostar from cash available for distribution in priority to equity distributions to ASUR and Highstar Capital IV.  In exchange for ASUR’s loan commitment, Highstar Capital IV has granted ASUR certain benefits, including an agreement that if Highstar Capital IV sells any of its interest in Aerostar and ASUR’s Cancún airport subsidiary continues to hold at least 25% of Aerostar’s membership units, ASUR will be entitled to 20% of Highstar Capital IV’s realized investment return on such sale in excess of 14% per annum.  ASUR continues to evaluate the accounting treatment of its debt and equity investments in Aerostar.

Aerostar also named the transition team for its operations at LMM airport.  The CEO of Aerostar will be Agustin Arellano, who currently serves as Director of Infrastructure and Regulation at ASUR.  Prior to his service at ASUR, Mr. Arellano served as director of the Mexican Air Traffic Control Service.  Mr. Arellano will be supported by Brent Tasugi, a Highstar principal, who will serve as interim CFO, Andy Vasey, who will serve as Chief Development Officer, Carlos Trueba Coll, who will serve as COO and Manuel Gutierrez, who will serve as Chief Commercial Officer.  The transition team has already begun meeting with airlines, concessionaires and other stakeholders at LMM Airport to help facilitate a smooth transition to the closing of the Lease.

About ASUR:
Grupo Aeroportuario del Sureste, S.A.B. de C.V. (ASUR) is a Mexican airport operator with concessions to operate, maintain and develop the airports of Cancún, Mérida, Cozumel, Villahermosa, Oaxaca, Veracruz, Huatulco, Tapachula and Minatitlán in the southeast of México. The Company is listed both on the NYSE in the U.S., where it trades under the symbol ASR, and on the Mexican Bolsa, where it trades under the symbol ASUR. One ADS represents ten (10) series B shares.

Some of the statements contained in this press release discuss future expectations or state other forward-looking information. Those statements are subject to risks identified in this press release and in ASUR’s filings with the SEC. Actual developments could differ significantly from those contemplated in these forward-looking statements. The forward-looking information is based on various factors and was derived using numerous assumptions. Our forward-looking statements speak only as of the date they are made and, except as may be required by applicable law, we do not have an obligation to update or revise them, whether as a result of new information, future or otherwise.

# # #

 SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Aeroportuario del Sureste, S.A.B. de C.V.
By: /s/ ADOLFO CASTRO RIVAS
Adolfo Castro Rivas
Chief Executive Officer

Date: September 13, 2012